Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.

* * *

[The following is the transcript of an interview given by Bill Harrison on CNBC, which was made available on JPMorgan Chase’s Internal Website]

DATE:	02/23/04
TIME:	07:00 PM ET
SHOW:	Special Report with Maria Bartiromo
SUBJECT:	Bill Harrison, JPMorgan Chase

Maria Bartiromo: Good evening, welcome to the program. Winning is a big theme for us tonight on “Special Report.” Thank you so much for joining us. Good to have you with us.

My first guest tonight rose to the height of power back in the year 2000, bringing together the oldest names on Wall Street—Chase Manhattan and J.P. Morgan—only to have some investors and colleagues call for his head two years later. Bill Harrison staged an impressive comeback in 2003, tripling profits and lifting the stock price from fifteen dollars a share up to above forty dollars a share at today’s closing price.

In January of this year, another major deal. He pulled off another headline merger, the $58 billion dollar purchase of Bank One. The deal makes Mr. Harrison CEO of the new banking powerhouse second only in size to Citigroup—and by his side, Jamie Dimon, who will take over for Mr. Harrison as CEO, the top job, in two years. Dimon’s return to Wall Street and to the heart of the action also rings of redemption, for Dimon was the heir-apparent at Citigroup before being pushed out by his long-time mentor, Sandy Weill, back in 1998.

Joining me now, the chairman and chief executive officer of JPMorgan, Bill Harrison. So good to have you with us, Bill.

Bill Harrison: Thank you, Maria. Good to be here.

Bartiromo: Thanks for joining us. So it’s not just the JPMorgan — Bank One deal. We’ve seen a lot of deals recently. What do you think that tells us? Should we believe that given the flurry of deals that we’ve seen recently, we’re seeing a comeback as far as corporate confidence is concerned?

Harrison: I think that’s part of it. The other part of it is that we’ve just come out of a very difficult environment, difficult economic environment, and difficult regulatory political environment. The economy is looking better, people are feeling better, and so I think a lot of these deals that you’re seeing now are all about strategic positioning. That’s what ours was all about. And it’s a good time to think about that, and I think a couple of years ago it probably wasn’t a good time to think about that.

Bartiromo: Tell me about that strategic planning. Why Bank One, why now? How long had you been talking about such a combination?

Harrison: Well, if you go back to the early nineties, I was part of Chemical Bank, and we merged with Manufacturers Hanover, then Chase in ‘96, then J.P. Morgan in 2000.

Bartiromo: What a string of deals!

Harrison: So we’ve had a vision that to really win in this business long-term, which is how we like to think, that you had to have scale, leadership positions. And that’s what our mergers have been about. And so when we looked at the way we were after the JPMorgan Chase merger, we were a major leader and powerhouse in investment banking, but we weren’t in retail. We needed more retail scale. Jamie Dimon and I have known each other for a long time, and we had conversations on and off, and in the fall, we got very serious about how we’d put these two companies together because it was very compelling, particularly for our side, where we really need the scale in retail banking, which Bank One had. So we put the deal together, and I’m very excited about it.

Bartiromo: So do you go to him, or did he come to you? I imagine when you say you got serious about it in the fall, right; you couldn’t really go to a public restaurant and have dinner. There are so many rumors that start up like that, right? I read that you were, you know, dealing in a hotel room somewhere—I mean, just the two of you. Tell us some anecdotes. What went on?

Harrison: Well, we would have lunch every time he’d came to New York, you know, once a quarter or whatever, for like a year and a half, and because we weren’t serious about it, he would come out to our dining room. But as soon as we got serious about it, of course, we started having to have secret meetings. We had it in our suite at the Waldorf; he came out to my home in Greenwich one time. So you had to be very careful. Nobody knew any difference between whether we were serious or not except us, so we were just very careful about it.

Bartiromo: It’s interesting to get the back story. Some people are skeptical of big mega mergers. Certainly, we’ve had enough fiascos, right, when you look at AOL Time Warner. Make your case. What is good for shareholders, why do consumers benefit from this deal?

Harrison: Well, it’s not just consumers. Our whole firm is a bigger, better firm, and let me talk about why I think big can be better. Big is not necessarily better. You have to make big better, but big is all about scale, and scale, if you operate it properly, will give you cost efficiencies.

Secondly, scale will give you leadership positions in all of your businesses. And being a leader in each component of your business creates that incremental value that an average player doesn’t have. So if you manage big to be good and to create value, it can create value, and that’s what’s really been behind all of our thinking of the consolidation process in this country. And that’s why we’ve been a leader in it, because we really believe that that will create more value for our constituents, our shareholders, our clients and our employees over a period of time.

Bartiromo: Fortune magazine described Jamie Dimon as the, quote, brash boy wonder from Queens. It described you as a courtly Southern gentleman. Two different cultures, it seems. Well, certainly two different personalities. How is the integration going?

Harrison: It’s going really well. Jamie and I have a lot in common, and where there are style differences, I think that’s a good thing. If everybody was like me exactly or everybody was like Jamie, it wouldn’t be a very diverse company. So we have a lot of different styles in the company, they’re coming together very nicely. We wouldn’t have done this, Jamie wouldn’t have done it, I wouldn’t have done it, if we didn’t think that we could bring these cultures together. We thought they were pretty close, we’ve been in the merger integration process now for five weeks, and I feel very good about it. And I can say that with some wisdom because I have been through so many, and this merger’s going very well.

Bartiromo: There are a lot of executives at your company, that Wall Street praises you, you know, and some people thought that other people were going to get the CEO role after you, Don Layton, even Charlie Scharf, Dave Coulter. Tell me about management disruption. I mean, are you afraid any of these top guys are going to leave?

Harrison: Well, we do have a great senior management team. I think it’s second to none in the industry, and all of these partners wanted to be a winner. They wanted to do the right thing, so I had total support. I know Jamie had total support with his people that this was the right combination for our two firms, and they came together and I think the market has validated that it was a good combination. So our people have been very supportive about it.

Bartiromo: The stock has—the stocks have certainly traded well, underlining that market validation, as you put it. But the investment banking business, the risk-related businesses, will report to you, retail reports to Jamie. Some people say well, maybe this is a back-door arrangement so that some of these guys don’t leave, your top executives, since they’re not reporting to Jamie Dimon.

Harrison: Well, everybody eventually reports to me, but Jamie is the president and chief operating officer, he’s running the retail side of the bank, and he’s running also the finance and risk management function. And it was a good way to segment responsibilities and create an environment where we could get the merger done and produce value, which is what this deal is all about.

Bartiromo: Now, some people have criticized your deals in the past. You acquired JP Morgan at the top of the equity bubble; you acquired H&Q at the top of the technology bubble, Fleming at the top of the asset management bubble. Should we assume this is the top of the deposit growth bubble?

Harrison: I don’t think so. We take a, we have to take a long-term view of where business is going, and as I said earlier, that’s what drove all of our mergers, that we had a vision that you had to have scale and size, and leadership positions to win. And the merger of J.P. Morgan and Chase, while it was done at the top of the market, what people don’t focus on is what would have happened to our respective firms had we not done that merger. I’m not sure it would have been a prettier picture on the stock side.

When we look at the Bank One merger we just did, I think we’re going into an economic environment that we think for the next two or three years is going to be a very attractive one, so I think we’ll have the wind at the our backs, hopefully, to create a lot of value here.

And the deal by itself, even without an economy behind you, I think is going to be a very good deal for all of our constituents because it produces a real leader, global leader, in financial institutions. And if we manage it well, which we plan to do, JPMorgan Chase will be a real leader for a long, long time and that’s a good thing.

Bartiromo: I want to talk about the global footprint, but first, what happens if interest rates move higher? What if short term rates go up, the yield curve flattens? Does that zap the earnings?

Harrison: We are not, we are in a mix of businesses that can benefit from all kinds of movements—volatility, changes in interest rates—so some of our businesses will do well, some will not do as well, and that’s one of the reasons we wanted to do this merger, to get more diversification in our business mix. We had too much of our capital allocated to businesses that were in volatile revenue streams, and this gives us more balance. That balance, I think, will be valued higher by the equity markets over time.

Bartiromo: It certainly does lower the volatility of the derivatives business. What about further M & A? A lot of people say look, this is not the final JP Morgan as it stands right now. It doesn’t solve the retail brokerage problem; it doesn’t solve a global gap when you compare yourselves to Citigroup. Would you say Bank One is your final deal, or could you see yourself doing one more big deal before you retire?

Harrison: I think the odds are that this is my last deal, but what we want to focus on is getting this deal done, and we don’t need to do another deal in the investment banking space to really be successful, because we already have that skill and leadership.

But in the retail space, you still have a very fragmented market in the United States and globally. This deal allows us to be, today, a leader in the U.S. in retail banking but with the opportunity to play in the continuing consolidation, in that space and the years ahead. And as we perform and produce, which I think we will, we’ll be well-positioned to continue to play the consolidation card in the United States and globally at some point.

Bartiromo: When you first announced this deal, a lot of people compared it to Citigroup. Is that the model you’re emulating?

Harrison: Well, Citigroup and we have a model that’s similar, which means we have leadership positions in both wholesale and in retail, but we have a lot of competitors out there way beyond Citigroup. I respect them tremendously, but there are a lot of competitors out there that we respect and go do battle against every day.

Bartiromo: But isn’t the jury still out on whether the conglomerate really does serve shareholders? I mean, when you look at the strength and the success that Citigroup has had on a global scale, right, then you look at where the stock is, it’s trading at the lowest multiple in the group, it’s trading at eleven and a half times earnings. I mean, how do you plan to get a premium multiple if even Citigroup struggles with it?

Harrison: Well, we—I’m not here to talk about Citigroup, I’m here to talk about what we have. We have a model that I think will produce a lot of value over time because it has a balanced business mix, it has scale, it has leadership positions, it has a great management team, we’re in the right markets, and I think we’ll manage it really well, and I think it will have an earnings stream, as I said earlier, that will not be as volatile as JP Morgan Chase’s earnings stream was. I think that it will get a higher multiple, and I think already you’re seeing the marketplace validate the compelling strategic logic and the people logic of our deal. So I’m very excited about the upside of our company.

Bartiromo: When you look at all the headlines that appeared after this news broke—you know, Jamie Dimon coming back to New York and everybody praised—I mean, they praised you, too, but they really focused a lot on Jamie Dimon. Does it bother you that everybody is talking about him being the CEO? I mean, you’re the CEO for the next two years. I mean, do you feel that in some regard you’re stalled for the two years?

Harrison: Not at all. I mean, we’re a big, complex company; we need a lot of great people to help run and manage the place. And what’s most important for me is, does the does the market like this deal? They do like it. And the second thing I’d say is that in two years, I’ll be sixty-two and a half, I will have worked forty years very hard, and to have a great successor to turn this firm over to is very satisfying.

Bartiromo: Forty years. That’s something to be proud of in this banking industry, Bill, thank you. We’re going to slip in a quick break. When we come right back, we’ll talk more about what it means to be a leader. Bill Harrison is known for his gentlemanly Southern style, but what about the man who left a lasting impression on eighteen-year-old power forward Bill Harrison? We’ll be joined by Bill Harrison’s legendary college basketball coach, Dean Smith.

[Commercial break]

Bartiromo: Welcome back to the program. We are back with Bill Harrison, the chairman and CEO of JP Morgan. Bill, we’ve been talking a lot about business strategy. We’re going to bring into the conversation a man who taught you a lot about how to compete. I’m referring to Dean Smith, the winningest coach in college basketball history.

What’s the connection? Dean Smith coached Bill Harrison at the University of North Carolina in the 1960s, where Coach Smith racked up some of the most impressive statistics in the history of the game, as Tyler Mathisen now reports.

[Biographical sketch of Dean Smith]

Bartiromo: Coach Dean Smith. The author of several books already, Dean Smith, who retired in 1997, recently elaborated on his leadership philosophy in a new management book called The Carolina Way, Leadership Lessons from a Life in Coaching, co-written with leadership consultant and UNC Business School professor Gerald Bell. Coach Dean Smith joins us now from Chapel Hill. Welcome, coach. Good to have you with us.

Dean Smith: Thank you, Maria. And Bill, I saw this weekend, but I just left our friend Erskine Bowles as he tries to become a Senator. But my gosh, I shouldn’t write a business book. I hardly knew what you guys were talking about.

Harrison: Well, that’s not true. I want to say one thing, because in all, just to set the record straight here—in Dean’s, Coach Smith’s thirty-six years, I was probably his least talented player, and so I feel privileged to even be around Coach Smith and the basketball family, because it is so special. And I’ve gotten—you know, we talk about the power of the brand. Well, Coach Smith has the greatest brand in college athletics, and I’ve gotten more of a halo effect in a positive way than I deserve by an order of magnitude. So Coach, it’s great to be with you tonight.

Smith: Great to be with you.

Bartiromo: Wow. Coach Smith, is that true? Tell us about Bill Harrison as a player.

Smith: Well, he didn’t get a lot of playing time. Of course, I didn’t get a lot of the University of Kansas. We won a national championship, but Bill was a quiet leader, and he was very bright. I knew his father, who was mayor of Rocky Mount, North Carolina, which incidentally gave us Phil Ford from Rocky Mount. But it’s really, he was important, but yet he knew he wouldn’t play a lot, so I think those last two years, you really went to work on the books. Although he was a brilliant student, as you could tell, it has continued. I’ve seen Bill when he came back from London. He was working there, and we’re so proud of him, happy for him, but he’s one man you can count on, his integrity is unbelievable. Among businesses, I assume he just—we just think the world of him down here in the South, but he’s known worldwide.

Harrison: Thank you very much.

Bartiromo: Well, I am enjoying your book, Coach Smith, for sure. Do you take what you learned on the court and actually use it in business, Bill? I mean, what can you tell us about Dean Smith as a coach, as a teacher, and what have you taken away from his coaching?

Harrison: Oh, absolutely. In his book, The Carolina Way, he talks about his mission, which is play hard, play together, and play smart, and that works for any organization. It works for any leader. And The Carolina Way is about, to me, the culture that Coach Smith instilled in the Carolina basketball program. Culture is about what you believe in and how you get things done, and I talk a lot in our firm, because I teach a leadership class every month, that the difference between good and great is not so much about talent, it’s more about the culture, what you believe in and how you can execute things. And I talk about in our firm the difference between us being a good firm and great firm is going to be about building a great culture, and that’s what Coach Smith did at North Carolina. He built the Carolina way, which is all about how you do things the right way. It was way beyond basketball.

Bartiromo: And that’s not so easy, Coach Smith, because you’ve got players or people who were employees, as Bill puts it, you know, who are competitive with one another. How do you get this team feeling so that everybody really works for the project as a whole?

Smith: Well, of course, number one on the book, I wouldn’t have done it because I don’t know anything about business. And one time, Bill and I happened to be at a state dinner at the White House, and I just retired, and there was—you know, I had a Morgan Stanley Global Technology talk, my first talk ever, and I said Bill, I’m scared to death. He said just tell them what you tell us, you know, about building a team.

But there’s so much—what we really do with those three things, we don’t talk a lot about winning. We know winning will be a byproduct if we do play hard and play smart and play together. But I don’t know, that’s why I had Dr. Gerald Bell come behind what I say we do in basketball in this book, then he says what we must, what business must do, why it relates to business. And I’m surprised it does, to tell you the truth, but he’s almost convinced me.

Bartiromo: And you faced more comebacks in the final minute, two minutes of the game, Coach Smith, and you both have faced adversities in your careers. What’s the best way to deal with adversity, turn it around, in that final three minutes?

Smith: Well, of course, we work on it and practice every day, as far as were seven points down, three minutes to play, here’s what we do. You have to repeat that over and over, but I think our players believe that we will and we have sometimes, many times, really. But you’d rather not be behind, you’d rather do the job earlier, but adversity can make you stronger, I believe.

When they hung me in effigy, Billy Cunningham [unintelligible] tore the dummy down. I knew it was mine because I could see the nose on it. But basically I was more determined and I don’t think Bill Harrison, he’s had a lot of success, there’s no way he has tremendous competitiveness that will—you knew, I didn’t think he was down. He wasn’t hung in effigy, but I knew he would do well, but I’m so happy for him and the family and the company he’s built.

Bartiromo: Well, you’ve had some adversity, Bill. I mean, how do you turn it around? How do you ensure another Enron, Parmalat blowout, blowup doesn’t happen again? How do you deal with adversities based on what Coach is saying?

Harrison: Well, let me talk about the adversity. I mean, a couple of years ago were tough, challenging times for the firm and for me personally, and there’s no question that the experiences I had playing for Coach Smith and other experiences you had enable you to put things in perspective, enable you to put your head down, believe in what you believe in, work hard, don’t give up, and that’s something that Coach Smith taught us every day in practice. And, and...

Bartiromo: You can’t practice the way Coach Smith is practicing, right? You can’t practice for what you’re facing.

Harrison: You practice a lot of things to get into any situation that you are in. When you get in a situation, you have to put your head down, do the best you can and believe that the disciplines that you’ve learned in life will get you through that.

And when we went through the tough times a couple of years ago, I was able to put that in perspective because I knew we had a fundamentally great company, a great brand, and great people. We were just going through challenging times, and lo and behold, a year later we came out of it and we’ve had a great year. But again, you learn how to do that by all the experiences that you’ve had in life, and one of the great ones I had, of course, was being associated with the Carolina basketball program and the coach.

Bartiromo: Success comes through failure, not from success?

Harrison: It comes from both. You learn. No question.

Smith: Bill Bradley wrote a great book, The Value of the Game, and he hits on that some.

Bartiromo: Coach Smith, stick around. We’re going to take a quick break, stay with us.

We are going to say goodbye to you, Bill Harrison. Thanks so much for joining us.

Harrison: Thanks, Maria.

Bartiromo: We appreciate it. Good to see you again.

Harrison: Thank you. Thanks, Coach.

Bartiromo: Bill Harrison, chairman and CEO of JPMorgan Chase.

Disclaimer

This content may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.